UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

KnowBe4, Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 par value per share

(Title of Class of Securities)

49926T104

(CUSIP Number)

Robert E. Goedert, P.C.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49926T104	13D/A	Page 1 of 11 pages

1	NAME OF REPORTING PERSONS VEPF VII SPV I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,875,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,875,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,875,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%**
14	TYPE OF REPORTING PERSON PN

**

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Act, based on the 79,672,881 shares of Issuer Class A Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 as filed with the Securities and Exchange Commission (the “Commission”) on August 4, 2022, plus 14,557,960 shares of Class A Common Stock issuable upon conversion of an equivalent number of shares of Issuer Class B Common Stock beneficially owned by the Reporting Persons.

CUSIP No. 49926T104	13D/A	Page 2 of 11 pages

1	NAME OF REPORTING PERSONS VEPF VII SPV Holdings I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,557,960*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,557,960*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,557,960*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%**
14	TYPE OF REPORTING PERSON PN

*	Represents Issuer Class A Common Stock issuable upon conversion of an equivalent number of shares of Issuer Class B Common Stock which are convertible at any time at the option of the holder.
**

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Act, based on the 79,672,881 shares of Issuer Class A Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 as filed with the Commission on August 4, 2022, plus shares of Class A Common Stock issuable upon conversion of an equivalent number of shares of Issuer Class B Common Stock beneficially owned by the Reporting Persons.

CUSIP No. 49926T104	13D/A	Page 3 of 11 pages

1	NAME OF REPORTING PERSONS Vista Equity Partners Fund VII GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,432,960*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,432,960*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%**
14	TYPE OF REPORTING PERSON PN

*

Includes 14,557,960 shares of Issuer Class A Common Stock issuable upon conversion of an equivalent number of shares of Issuer Class B Common Stock which are convertible at any time at the option of the holder.

**

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Act, based on the 79,672,881 shares of Issuer Class A Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 as filed with the Commission on August 4, 2022, plus 14,557,960 shares of Class A Common Stock issuable upon conversion of an equivalent number of shares of Issuer Class B Common Stock beneficially owned by the Reporting Persons.

CUSIP No. 49926T104	13D/A	Page 4 of 11 pages

1	NAME OF REPORTING PERSONS VEPF VII GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,432,960*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,432,960*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,432,960*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%*
14	TYPE OF REPORTING PERSON OO

*

Includes 14,557,960 shares of Issuer Class A Common Stock issuable upon conversion of an equivalent number of shares of Issuer Class B Common Stock which are convertible at any time at the option of the holder.

**

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Act, based on the 79,672,881 shares of Issuer Class A Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 as filed with the Commission on August 4, 2022, plus 14,557,960 shares of Class A Common Stock issuable upon conversion of an equivalent number of shares of Issuer Class B Common Stock beneficially owned by the Reporting Persons.

CUSIP No. 49926T104	13D/A	Page 5 of 11 pages

1	NAME OF REPORTING PERSONS Robert F. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,432,960*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,432,960*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,432,960*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%**
14	TYPE OF REPORTING PERSON IN

*

Includes 14,557,960 shares of Issuer Class A Common Stock issuable upon conversion of an equivalent number of shares of Issuer Class B Common Stock which are convertible at any time at the option of the holder.

**

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Act, based on the 79,672,881 shares of Issuer Class A Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 as filed with the Commission on August 4, 2022, plus 14,557,960 shares of Class A Common Stock issuable upon conversion of an equivalent number of shares of Issuer Class B Common Stock beneficially owned by the Reporting Persons.

CUSIP No. 49926T104	13D/A	Page 6 of 11 pages

The Schedule 13D filed with the Commission on May 6, 2021, as amended on September 19, 2022 (the “Existing 13D”) by the Reporting Persons relating to the Issuer Class A Common Stock and the Issuer Class B Common Stock convertible into the Issuer Class A Common Stock, is hereby further amended in this Amendment No. 2 as set forth below (the “Amendment” and, together with the Existing 13D the, “Schedule 13D”). Capitalized terms not defined herein have the meanings ascribed to them in the Existing 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Existing 13D is amended and supplemented (i) to remove the final paragraph thereof, (ii) incorporate the information in Item 4 of this Amendment, and (iii) add the following paragraph at the end thereof:

On October 11, 2022, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Oranje Holdco, LLC (“Parent”) and Oranje Merger Sub, Inc. (“Merger Sub”). The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger and becoming a wholly owned subsidiary of Parent. Parent and Merger Sub are affiliates of Vista. Under the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of Issuer Common Stock (other than as specified in the Merger Agreement) will be canceled and extinguished and automatically converted into the right to receive cash in an amount equal to $24.90, without interest (the “Per Share Price”).

In connection with the Merger Agreement, on October 11, 2022, Parent and the Issuer entered into support agreements (the “Investor Support Agreements”) with (a) Stu Sjouwerman, founder, Chairman and Chief Executive Officer of the Issuer, and an affiliate of Mr. Sjouwerman (together, the “Founder”), (b) KKR Knowledge Investors L.P. (“KKR”) and (c) investment funds affiliated with Elephant Partners (such funds, collectively, “Elephant”). Pursuant to the Investor Support Agreements, the Founder and Elephant have agreed to rollover a portion of their existing equity in the Issuer into an ownership interest in the parent company of Parent. Pursuant to its Investor Support Agreement, KKR has committed to rollover a portion of its existing equity in the Issuer into an ownership interest in the parent company of Parent (the “KKR Rollover”), which such KKR Rollover, if any, shall reduce dollar-for-dollar the amount of its equity contribution to Parent pursuant to KKR’s Equity Commitment Letter (as defined below).

Vista has obtained equity and debt financing commitments in the amounts discussed below for the transactions contemplated by the Merger Agreement, the aggregate proceeds of which, together with the proceeds of the equity rollover investment pursuant to the Investor Support Agreements and the available cash of the Issuer, will be sufficient for Vista to pay the aggregate Per Share Price for all shares of Issuer Common Stock and pay all related fees and expenses. The sources of funds are further described below.

Debt Commitment Letter

Concurrently with the execution and delivery of the Merger Agreement, pursuant to a debt commitment letter dated October 11, 2022 (the “Debt Commitment Letter”) provided by certain commitment parties (the “Commitment Parties”) to Parent, the Commitment Parties have committed on a several, but not joint, basis to provide on the terms and subject to the conditions set forth in the Debt Commitment Letter, at or prior to the closing of the Merger, (i) a senior secured term loan facility in the aggregate amount of $1.0 billion, and (ii) a senior secured revolving credit facility in the aggregate amount of $125.0 million, subject to certain customary conditions.

Equity Commitment Letters

Pursuant to equity commitment letters (the “Equity Commitment Letters”) each dated October 11, 2022, (1) investment funds affiliated with Vista committed to provide Parent, at or prior to the closing of the Merger, with an aggregate equity contribution of up to approximately $2.18 billion and (2) KKR committed to provide Parent, at or prior to the closing of the Merger, with an aggregate equity contribution of up to approximately $300.0 million (which amount may be reduced dollar-for-dollar by the amount of any KKR Rollover).

CUSIP No. 49926T104	13D/A	Page 7 of 11 pages

Limited Guarantees

Investment funds affiliated with Vista have provided the Issuer with limited guarantees in favor of the Issuer (the “Limited Guarantees”). The Limited Guarantees guaranty, among other things, the payment of the termination fee under the Merger Agreement (as described further below) payable by Parent, subject to the conditions set forth in the Limited Guarantees.

The summaries of the Merger Agreement, the Debt Commitment Letter, the Equity Commitment Letters and the Limited Guarantees are qualified in their entirety by reference to the full text of the Merger Agreement, the Debt Commitment Letter, the Equity Commitment Letters and the Limited Guarantees, copies of which are attached hereto and incorporated by reference herein.

Item 4. Purpose of Transaction

Item 4 of the Existing 13D is amended and supplemented to incorporate the information in Item 3 of this Amendment and to add the following disclosure at the end thereof:

Merger Agreement

The purpose of the transactions contemplated by the Merger Agreement is for Vista to acquire all of the outstanding shares of Issuer Common Stock not already owned by Vista. If the Merger is consummated, the Issuer Class A Common Stock will cease to be registered under Section 12 of the Act, and the Issuer will become privately held as a subsidiary of Parent.

At the effective time of the Merger, each issued and outstanding share of Issuer Common Stock (other than as specified in the Merger Agreement) will be canceled and extinguished and automatically converted into the right to receive cash in an amount equal to the Per Share Price. In addition, each outstanding equity award with respect to shares of Issuer Common Stock will convert into a right to receive an amount in cash that is equal to the Per Share Price in the case of each restricted stock unit and performance stock unit and to the excess of the Per Share Price over the exercise price in the case of each option and, to the extent unvested, such right to receive cash will remain subject to the same vesting terms and conditions applicable under such equity award.

Consummation of the Merger is subject to the satisfaction or waiver of customary closing conditions, including: (1) the expiration or termination of the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (2) the absence of any legal restraint preventing the Merger; and (3) the absence of a material adverse effect on the Issuer that is continuing. Consummation of the Merger is also subject to the receipt of the following Issuer stockholder approvals: (a) the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Issuer common stock (voting together as a single class) entitled to vote on the Merger Agreement; (b) the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Issuer Common Stock (voting together as a single class) held by the unaffiliated company stockholders and entitled to vote on the Merger Agreement, (c) the affirmative vote of the holders of at least a majority of the outstanding shares of Issuer Class A Common Stock entitled to vote in accordance with the DGCL; and (d) the affirmative vote of the holders of a majority of the outstanding shares of the Issuer Class B Common Stock entitled to vote on the Merger Agreement (clauses (a) through (c), collectively, the “Requisite Stockholder Approval”).

The Issuer made customary representations, warranties and covenants for the benefit of Parent and Merger Sub in the Merger Agreement. Each of Parent and Merger Sub also made customary representations, warranties and covenants for the benefit of the Issuer in the Merger Agreement.

CUSIP No. 49926T104	13D/A	Page 8 of 11 pages

The Merger Agreement contains certain termination rights for Issuer and Parent. Upon termination of the Merger Agreement under specified circumstances, subject to certain exceptions, the Issuer will be required to pay Parent a termination fee of $138 million. Specifically, this termination fee is payable by the Issuer to Parent if the Merger Agreement is terminated by (1) (a) Parent or the Issuer upon the failure to obtain the Requisite Stockholder Approval, or (b) Parent, if the Issuer has breached or failed to perform any of its representations, warranties or covenants under the Merger Agreement, resulting in the failure of a closing condition and, if in the case of each of the foregoing clauses (a) and (b), an alternative acquisition has been publicly announced prior to such termination and within one year of such termination, the Issuer consummates or enters into a definitive agreement for an alternative acquisition, (2) Parent, following the Board or Special Committee’s determination to change its recommendation with respect to the Merger, or (3) the Issuer, following the decision by the Board, acting upon the recommendation of the Special Committee, to authorize the Issuer to enter into an alternative acquisition to consummate the acquisition contemplated by a superior proposal. In addition, if the Merger Agreement is terminated by Parent or the Issuer upon the failure to obtain the Requisite Stockholder Approval, the Issuer will be required to reimburse Parent for its reasonable and documented third party transaction expenses up to $15 million.

Upon termination of the Merger Agreement under other specified circumstances, Parent will be required to pay the Issuer a termination fee of $276 million. Specifically, this termination fee is payable by Parent to the Issuer if the Merger Agreement is terminated by the Issuer (1) following Parent or Merger Sub’s material breach of its representations, warranties or covenants in a manner that would cause the related closing conditions to not be satisfied; or (2) once all of the conditions to the closing of the Transaction are satisfied, following Parent’s failure to consummate the Merger as required pursuant to, and in the circumstances specified in, the Merger Agreement. Investment funds affiliated with Vista have provided the Issuer with the Limited Guarantees.

In addition to the foregoing termination rights, and subject to certain limitations, each of the Issuer or Parent may terminate the Merger Agreement if the Merger is not consummated by August 11, 2023.

The Merger Agreement also provides that Issuer, on one hand, or Parent and Merger Sub, on the other hand, may specifically enforce the obligations under the Merger Agreement, except that the Issuer may only cause Parent to consummate the Merger, and the investment funds affiliated with Vista to provide the equity financing, if certain conditions are satisfied, including the funding or availability of the debt financing obtained by Vista.

If the Transactions under the Merger Agreement are consummated, (i) the Issuer’s Class A Common Stock will be delisted from the Nasdaq Global Select Market and deregistered under the Act, and (ii) the directors of Merger Sub at the Effective Time and the officers of the Issuer at the Effective Time shall in each case be the directors and officers of the surviving corporation.

Support Agreement

In connection with entering to the Merger Agreement, on October 11, 2022, (1) Parent and the Issuer entered into the Investor Support Agreements with (a) the Founder, (b) KKR and (c) Elephant; and (2) the Issuer has entered into a support agreement with investment funds affiliated with Vista (the “Vista Support Agreement,” and together with the Investor Support Agreements, the “Support Agreements”). Under the Support Agreements, the applicable stockholders have agreed to vote all of their shares of Issuer Common Stock in favor of the transaction, subject to certain terms and conditions contained therein. In addition, the Founder and Elephant have agreed to rollover their existing equity in the Issuer into an ownership interest in the parent company of Parent. Pursuant to its Support Agreement, KKR has the ability to rollover a portion of its existing equity in the Issuer into an ownership interest in the parent company of Parent in connection with a reduction of its equity contribution to Parent. The Support Agreements terminate in certain circumstances, including the valid termination of the Merger Agreement in accordance with its terms.

The Merger may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer and other material changes in the Issuer’s business or corporate structure.

CUSIP No. 49926T104	13D/A	Page 9 of 11 pages

The Reporting Persons reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time.

Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto. Depending on various factors, the Reporting Persons may in the future take additional actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation; proposing changes with respect to the Issuer; acquiring other equity, debt, notes, instruments or other securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) (collectively, “Securities”) including disposing of some or all of the Securities beneficially owned by them from time to time (which may include distributing some or all of such Securities to such Reporting Person’s respective members, stockholders, partners or beneficiaries, as applicable, transferring Securities to affiliated transferees, or the entry into a total return swap, asset swap or repurchase transaction), in public market, privately negotiated transactions, block sales or otherwise; entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer; and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

This Amendment is not meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of the Issuer’s securities.

The foregoing summary of the Support Agreements is qualified in its entirety by reference to the full text of the Support Agreements, a copy of which is attached hereto and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b) of the Existing 13D are hereby amended and supplemented by adding the following:

As a result of the matters described in Item 4 above, the Reporting Persons, KKR, Elephant and the Founder (the “Investors”) and certain of their affiliates may collectively be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. The total number of shares of Issuer Common Stock subject to these voting agreements as described in the Support Agreements, based on the number of shares of Issuer Common Stock owned by each of KKR, Elephant, the Founder and the Reporting Persons in the aggregate, is 84,100,736 (including 82,121,920 shares of Issuer Class B Common Stock), or approximately 79.2% of the Issuer’s outstanding Common Stock. As a member of a group, the Reporting Persons may be deemed to beneficially own any shares of Issuer Common Stock that may be beneficially owned by each other member of the group. Each of the Investors expressly disclaims beneficial ownership of all securities owned by the other Investors. Shares beneficially owned by the other Investors are not the subject of this Schedule 13D and, accordingly, none of the other Investors are included as reporting persons herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Existing 13D is hereby amended and supplemented to incorporate by reference the information in Item 3 and Item 4 of this Amendment.

Item 7. Material to be Filed as Exhibits

Item 7 of the Existing 13D is hereby amended and supplemented by adding the following exhibits as the end thereof:

CUSIP No. 49926T104	13D/A	Page 10 of 11 pages

Exhibit Number	Description of Exhibits

99.3*#	Agreement and Plan of Merger, by and among Oranje Holdco, LLC, Oranje Merger Sub, Inc. and KnowBe4, Inc., dated October 11, 2022.

99.4#	Debt Commitment Letter, executed by the Commitment Parties thereto and accepted and agreed to by Oranje Holdco, LLC, dated October 11, 2022.

99.5#	Equity Commitment Letter, executed by Vista Equity Partners Fund VII, L.P. and accepted and agreed to by Oranje Holdco, LLC, dated October 11, 2022.

99.6#	Equity Commitment Letter, executed by Vista Equity Partners Fund VIII, L.P. and accepted and agreed to by Oranje Holdco, LLC, dated October 11, 2022.

99.7#	Equity Commitment Letter, executed by KKR Knowledge Investors L.P. and accepted and agreed to by Oranje Holdco, LLC, dated October 11, 2022.

99.8#	Limited Guarantee, dated October 11, 2022, between Vista Equity Partners Fund VII, L.P. and KnowBe4, Inc.

99.9#	Limited Guarantee, dated October 11, 2022, between Vista Equity Partners Fund VIII, L.P. and KnowBe4, Inc.

99.10*#	Support Agreement, dated as of October 11, 2022, by and among KnowBe4, Inc., Sjouwerman Enterprises Limited Partnership, Stu Sjouwerman and Oranje Holdco, LLC.

99.11*#	Support Agreement, dated as of October 11, 2022, by and among KnowBe4, Inc., KKR Knowledge Investors L.P. and Oranje Holdco, LLC.

99.12*#	Support Agreement, dated as of October 11, 2022, by and among KnowBe4, Inc., Elephant Partners I LP, Elephant Partners II LP for Elephant Partners II-B LP, Elephant Partners 2019 SPV-A LP and Oranje Holdco, LLC.

99.13*#	Support Agreement, dated as of October 11, 2022, by and among KnowBe4, Inc., VEPF VII SPV I, L.P. and VEPF VII SPV I Holdings, L.P.

*

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601. The Reporting Persons will furnish supplementally a copy of any omitted schedule or exhibit to the Commission upon request.

#

Certain confidential portions of this exhibit were omitted by means of marking portions with brackets and asterisks because the identified confidential portions constituted personally identifiable information that is not material.

SIGNATURES

After reasonable inquiry and to my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2022

VEPF VII SPV I, L.P.

By:	Vista Equity Partners Fund VII GP, L.P., its general partner

By:	VEPF VII GP, Ltd., its general partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director

VEPF VII SPV I HOLDINGS, L.P.

By:	Vista Equity Partners Fund VII GP, L.P., its general partner

By:	VEPF VII GP, Ltd., its general partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director

VISTA EQUITY PARTNERS FUND VII GP, L.P.

By:	VEPF VII GP, Ltd., its general partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director

VEPF VII GP, LTD.

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director

/s/ Robert F. Smith
Robert F. Smith